

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2019

<u>**Via E-Mail**</u>

Eleazer Klein
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> Re: **Mack-Cali Realty Corporation**
> **PREC14A filed on April 16, 2019**
> **DFAN14A filed April 16, 2019**
> **Filed by Bow Street LLC** *et al.*
> **File No. 1-13274**

Dear Mr. Klein:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your proxy statement, unless otherwise indicated.

Preliminary Proxy Statement filed on April 16, 2019

1. Throughout the proxy statement where you provide details about your proposed transaction with Mack-Cali, clarify that this proxy statement relates only to the director election contest (and other routine matters) and is not a vote on your Transaction Proposal. In addition, clarify that even if elected, your nominees will constitute a minority of the Board and would not be able to cause the sale of the Company assets you propose to purchase without the support of other directors.

2. For the net asset values you attribute to components of your Transaction Proposal (such as the new ApartmentCo REIT you would create), provide support as to how these

figures were derived and from what specific sources and valuations.

3. Rule 14a-9 prohibits false or misleading (including by omission) statement in proxy materials. Note (a) to Rule 14a-9 states that "[p]redictions as to specific market values" may be misleading, in particular where there is inadequate factual basis to support such statements. Revise to explain the basis for and to support the following prediction: "Bow Street believes that the Transaction Proposal would deliver immediate value of up to $27-$29 per share of Common Stock, representing a significant premium to its current trading price and its long-term trading levels." To the extent that an adequate basis cannot be provided, this statement should be deleted.

4. Avoid statements that ascribe intent to the Mack-Cali Board. Characterizations of the Board's actions as "uninformed" or "perfunctory," or its actions as evidencing a "lack of commitment to shareholder values" should be modified in a manner that avoids implying you know the motivations behind the Board's actions or lack of action. Similarly, statements about the lack of any meaningful inquiry by the Board regarding your Transaction Proposal, or its unwillingness to consider any proposals not generated internally (which statement appears in the DFAN14A materials filed April 16, 2019) should be avoided in future filings, since you are not in a position to know what the Board did or did not do or what it has or will consider.

5. We note the following statement in your proxy statement: "Over the years, Bow Street has invested heavily in REITS, including publicly-announced offers to privatize publicly-traded REITs." Please provide support for this statement by providing (by footnote or otherwise) clarification about the timeframe referenced, and by providing examples of such investments.

6. Where you first use the acronym DWREI, explain what it stands for and describe your relationship with that entity (we note that it jointly submitted the Transaction Proposal with Bow Street to acquire assets of Mack-Cali). In addition, if there are arrangements, understandings or relationships between you and DWREI going forward, please revise to describe.

7. See our last comment above. Is DWREI a participant in this contest under the definition set forth in Instruction 3 to Items 4 and 5 of Schedule 14A? Explain in your response letter. If you determine they are a participant, revise the proxy statement to include the information required by Schedule 14A, or indicate whether that information already appears in your filing.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions